



Vampire® VINEYARDS

Our Second Community Investment Round is underway and you are invited to become one of us!

Vampire VINEYARDS
VAMPIRE SPIRITS
The Taste Of Immortality®

Greetings Greetings Vampire customers and fans,

It's here! Our Second Community Round is launching– what does that mean? This means we're letting a second group of our customers and our biggest supporters become reservation holders in Vampire Corporation for a minimum reservation of $250. We decided to host a second Community Round for Vampire Corp on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

You are officially invited to become an investor in Vampire Corp before we open this second investment round up to the public–giving you priority access before we open to the public + VC's and sell out. Rather than sharing the fruits of our growth with only a small group of millionaire investors, we want to give our customers a piece of the pie.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company. Will you join us?

The Vampire Team

Invest In Us On WeFunder

Vampire Corp. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Vampire Corporation 8730 W. Sunset Blvd. Suite 250 West Hollywood, CA 90069













Own a Piece of the Legend – Invest in Vampire Corp!

VAMPIRE
SPIRITS

Become an Owner of Vampire And Share in Our Growth

Invest In Us On WeFunder

Greetings Greetings Vampire customers and fans,

What's better than sipping Vampire wine or spirits? Winning Gold medals for them!

We're excited to share that our 2022 Vampire Chardonnay just won a Gold Medal at the prestigious San Francisco Chronicle Wine Competition — the largest wine competition in America. Out of over 5,500 wines from nearly 950 wineries, ours rose to the top!

But that's not all...
Our Dracula's Daughter Prosecco Rosé has been awarded a Platinum Medal and a 98-point rating at Las Vegas' most prestigious wine industry event. To make it even sweeter, this month it brought home a second Gold Medal and a 94-point rating at the 2025 Los Angeles Invitational Wine and Spirits Challenge.

98

MORE THAN JUST
A COOL LABEL
GOLD

We've always believed that our wines and spirits are special — and the professional experts agree.

And here's something else exciting: you can now invest in Vampire Corp! Our second Wefunder campaign is officially live, and we're inviting our biggest supporters to join us early during this exclusive soft round before we open it to the public.

We expect to sell out quickly, so don't miss your chance to own a piece of the Vampire story. Check out the perks and make your reservation here:
👉 https://wefunder.com/vampire.spirits

Cheers!

The Vampire Team

Invest In Us On WeFunder

P.S. There's even more Gold Medal News...
We're thrilled to share that our Vampire Absinthe ready-to-drink cocktail has also been honored with a Gold Medal and an impressive 95-point rating from the esteemed panelists at The Beverage Testing Institute and Tastings.com.







Vampire Vineyards

Take a Bite Out of Ownership – Invest in Vampire!

VAMPIRE SPIRITS

Become an Owner of Vampire And Share in Our Growth

Greetings Greetings Vampire customers and fans,

Our Second Wefunder campaign is live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here: https://wefunder.com/vampire.spirits

Please note, at this stage, we are "testing the waters" to gauge investor interest in our second offering under Regulation Crowdfunding. Make your reservation and you'll be contacted in the coming weeks.

In the past year, Vampire Corp has achieved a lot:

- Soon we'll be celebrating our 37th anniversary. Our brand continues to grow in strength and value.
- Hundreds of 5 Star Reviews attesting to the sensational quality of our wines and gourmet products!
- In 2024, we almost doubled our on-line revenue and have continued find ways to grow our DTC channel.

...and we're so excited to do even more!

How we will use this round of funding:

With nearly 100% online sales growth at Vampire.com in the past year and a proven link between ad spend and sales, we're investing even more in our online platform.

Alongside our online sales push, we're expanding our wholesale efforts by hiring more salespeople. In addition to working with 35+ national distributors in over 40 states, our new division, Legendary Wine & Spirits, now directly supplies California retailers like Total Wine & More, Cost Plus World Market, and Yard House Restaurants. We plan to grow this channel strategically with the right team.

Finally, we have set up a mechanism to fulfill orders from the United Kingdom.

We are really excited about the growth that Vampire Corp has seen over the last year. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

The Vampire Team

Invest In Us On WeFunder

Vampire Corp. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Vampire Corporation 8730 W. Sunset Blvd. Suite 200 West Hollywood, CA 90069







Vampire
VINEYARDS

Our Second Community Investment Round is underway and you are invited to become one of us!

VAMPIRE SPIRITS
The Taste Of Immortality

Greetings Greetings Vampire customers and fans,

Our Second Wefunder campaign is now live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here: https://wefunder.com/vampire.spirits

Please note, at this stage, we are "testing the waters" to gauge investor interest in our second offering under Regulation Crowdfunding. Make your reservation and you'll be contacted in the coming weeks.

In the past year, Vampire Corp has achieved a lot:

- Soon we'll be celebrating our 37th anniversary. Our brand continues to grow in strength and value.
- Hundreds of 5 Star Reviews attesting to the sensational quality of our wines and gourmet products!
- In 2024, we almost doubled our on-line revenue and have continued to grow profitably.

...and we're so excited to do even more!

How we will use this round of funding:

With nearly 100% online sales growth at Vampire.com in the past year and a proven link between ad spend and sales, we're investing even more in our online platform.

Alongside our online sales push, we're expanding our wholesale efforts by hiring more salespeople. In addition to working with 40+ national distributors, our new division, Legendary Wine & Spirits, now directly supplies California retailers like Total Wine & More, Cost Plus World Market, and Yard House Restaurants. We plan to grow this channel strategically with the right team.

Finally, we have set up a mechanism to fulfill orders from the United Kingdom.

We are really excited about the growth that Vampire Corp has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

The Vampire Team

Invest In Us On WeFunder

Vampyre Tequila Just Got A Boost! Please welcome our newest team member Luis Granados

Luis Granados is a seasoned expert in the tequila industry, with years of proven success in driving brand exposure and capturing market share in the competitive alcohol space. Certified by the CRT in Professionalization in Tequila Culture, Luis combines in-depth knowledge of tequila craftsmanship with strategic sales and marketing expertise. He is now bringing this extensive experience to Vampire Brands, focusing on expanding the reach and success of their wine and spirits portfolio in key markets.

Invest In Us On WeFunder

Vampire Corp. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







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